Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
TransAlta Corporation (“TransAlta” or the “Corporation”) 110 – 12th Avenue SW Calgary, Alberta T2P 2M1

Item 2	Date of Material Change
December 19, 2016

Item 3	News Release
News release disseminated via Marketwire on December 19, 2016.

Item 4	Summary of Material Change

The Board of Directors of TransAlta approved a transaction pursuant to which all the outstanding first preferred shares in the capital of the Corporation are proposed to be exchanged for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares, series 1, in the capital of the Corporation (the "New Preferred Shares") pursuant to a plan of arrangement (the "Arrangement"). The terms of the New Preferred Shares will be substantially the same as the terms of the existing first preferred shares with the exception of an adjustment to the reset spread to 5.29%, a change to December 31, 2021 for the next reset date, and the addition of a minimum reset coupon rate of 6.50%.

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Item 5.1	Full Description of Material Change

The Board of Directors of TransAlta approved a transaction pursuant to which all the outstanding first preferred shares in the capital of the Corporation are proposed to be exchanged for New Preferred Shares pursuant to the Arrangement. The terms of the New Preferred Shares will be substantially the same as the terms of the existing first preferred shares with the exception of an adjustment to the reset spread to 5.29%, a change to December 31, 2021 for the next reset date, and the addition of a minimum reset coupon rate of 6.50%.

As at the date of this Material Change Report, the Corporation has four series of cumulative redeemable rate reset first preferred shares outstanding, being the series A shares, series C shares, series E shares and series G shares, and one series of cumulative redeemable floating rate first preferred shares outstanding, being the series B shares (collectively, the "Existing Preferred Shares"). Pursuant to the Arrangement, the outstanding Existing Preferred Shares will be exchanged for New Preferred Shares at an exchange ratio specific to each series of Existing Preferred Shares.

The Arrangement is expected to provide several benefits to holders of Existing Preferred Shares including:

  dividend volatility will be minimized as a result of the downside protection provided under the terms of New Preferred Shares, which will include a "minimum floor" mechanism pursuant to which holders of the New Preferred Shares will have certainty that the reset coupon rate will be no lower than 6.50%;

  the dividends to be paid to holders of New Preferred Shares are expected to be greater than the current dividends received by holders of the Existing Preferred Shares over the initial five-year reset period based on current interest rate levels;

  trading liquidity is expected to be enhanced, as the consolidation of the Existing Preferred Shares into one series of New Preferred Shares is expected to provide holders of New Preferred Shares with more flexibility and depth in the market to buy and sell such New Preferred Shares; and

  the exchange of Existing Preferred Shares for New Preferred Shares will constitute an automatic tax deferred exchange for Canadian income tax purposes. The Arrangement will, however, provide holders of Existing Preferred Shares with an option, at their election, to have the exchange occur in a manner which may allow a shareholder to realize a capital gain or a capital loss for Canadian income tax purposes.

The Arrangement is also expected to benefit TransAlta by:

  reducing the Corporation's notional capital balance of preferred shares by approximately $300 million, which strengthens the balance sheet and improves certain financial ratios; and

  providing future preferred share issuance capacity based on the equity treatment guidelines of the Corporation's credit rating agencies.

Pursuant to the Arrangement, (i) holders of series A shares will receive 0.503 of a New Preferred Share; (ii) holders of series B shares will receive 0.550 of a New Preferred Share; (iii) holders of series C shares will receive 0.705 of a New Preferred Share; (iv) holders of series E shares will receive 0.790 of a New Preferred Share; and (v) holders of series G shares will receive 0.820 of a New Preferred Share. The New Preferred Shares will pay fixed cumulative dividends of $1.625 per share per annum, yielding 6.5% per annum, payable on the last business day of March, June, September and December of each year, as and when declared by the Board of Directors of TransAlta. The dividend rate will be reset on December 31, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 5.29%, provided that, in any event, such calculated rate shall not be less than 6.50%. The New Preferred Shares will be redeemable by TransAlta, at its option, on December 31, 2021 and on December 31 in every fifth year thereafter.

The Corporation will deliver an information circular, describing the proposed Arrangement in greater detail, to holders of Existing Preferred Shares entitled to vote in connection with the Arrangement, with a view to completing the Arrangement in the first quarter of 2017.

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The closing of the Arrangement will be subject to various conditions, including: (i) the approval of not less than two-thirds of the votes cast in person or by proxy at a special meeting of holders of each series of Existing Preferred Shares; (ii) approval of the Arrangement by the Court of Queen's Bench of Alberta; and (iii) any required regulatory approvals, including the listing of the New Preferred Shares on the Toronto Stock Exchange.

PricewaterhouseCoopers LLP has provided its fairness opinion that the Arrangement is fair, from a financial point of view, to holders of each series of Existing Preferred Shares. Based on the fairness opinion and after consulting with its financial and legal advisors, among other considerations, the Board of Directors of the Corporation (i) has unanimously determined that the Arrangement is in the best interests of the Corporation; (ii) has unanimously determined that the Arrangement is fair to the holders of each series of Existing Preferred Shares; and (iii) recommends that holders of each series of Existing Preferred Shares vote in favour of the Arrangement. In connection with the Arrangement, CIBC World Markets Inc. acted as the financial advisor to the Corporation and Norton Rose Fulbright Canada LLP acted as legal counsel to the Corporation.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
The name and business number of the executive officer who is knowledgeable about the material change and this report is: Donald Tremblay Chief Financial Officer Telephone: (403) 267-2060

Item 9	Date of Report
December 29, 2016

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Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. All statements other than statements of historical facts included in this material change report may constitute forward-looking statements, including statements regarding the Arrangement including completion of the Arrangement and the timing in respect thereof, the rights, privileges, restrictions and conditions attaching to the New Preferred Shares, the expected benefits of the Arrangement to the holders of the Existing Preferred Shares and to the Corporation, the exchange ratios in respect of the number of New Preferred Shares to be issued in exchange for the Existing Preferred Shares, the expected dividends to be paid on the New Preferred Shares and receipt of all required approvals including shareholder approvals, court approval and regulatory approvals and the timing associated with such approvals. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: failure to obtain necessary approvals in a timely fashion or at all; legislative or regulatory developments and their impacts: global capital markets activity; changes in prevailing interest rates; currency exchange rates; inflation levels; general economic conditions in the geographic areas where we operate; and deterioration of financial markets. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this material change report. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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